UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Amendment No.)

                    Under the Securities Exchange Act of 1934

				Casella Waste Systems
                     ---------------------------------------
                                 NAME OF ISSUER:


                                  Common Stock
                     ---------------------------------------
                          TITLE OF CLASS OF SECURITIES

                                    147448104
                     ---------------------------------------
                                  CUSIP NUMBER


                                December 31, 2011
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [X] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

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1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Buckhead Capital Management, LLC    58-2552872

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (A) [ ] (B) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Georgia

NUMBER OF         5.   SOLE VOTING POWER
SHARES                 1,915,321
BENEFICIALLY      6.   SHARED VOTING POWER
OWNED BY               0
EACH              7.   SOLE DISPOSITIVE POWER
REPORTING              1,915,321
PERSON WITH       8.   SHARED DISPOSITIVE POWER
			0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,915,321

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
       [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    7.32%

12. TYPE OF REPORTING PERSON

    IA

Item 1(a).  Name of Issuer:

            Casella Waste Systems (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            25 Greens Hill Lane
            Rutland, VT  05701

Item 2(a).  Name of Person Filing:

This statement is filed on behalf of
Buckhead Capital Management, LLC, ("Reporting Person").

Item 2(b).  Address of Principal Business Office or, if none, Residence:

                 3330 Cumberland Blvd
                 Suite 650
                 Atlanta, GA  30339

Item 2(c).  Citizenship:

            The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).  Title of Class of Securities:

            The title of the securities is common stock, ("Common Stock").

Item 2(e).  CUSIP Number:

            The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a)  [ ] Broker or dealer registered under section 15 of the Act;

            (b)  [ ] Bank as defined in section 3(a)(6) of the Act;

            (c)  [ ] Insurance Company as defined in section 3(a)(19)
                     of the Act;

            (d)  [ ] Investment Company registered under section 8 of
                     the Investment Company Act of 1940;

            (e)  [X] An investment adviser in accordance with Rule
                     13d-1(b)(1)(ii)(E);

                     Buckhead Capital Management, LLC.

            (f)  [ ] An employee benefit plan, or endowment fund in
                     accordance with Rule 13d-1 (b)(1)(ii)(F);

            (g)  [ ] Parent holding company or control person in
                     accordance with Rule 13d-1 (b)(1)(ii)(G);

            (h)  [ ] A savings association as defined in section
                     3(b) of the Federal Deposit Insurance Act;

            (i)  [ ] A church plan that is excluded from the
                     definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

            (j)  [ ] Group, in accordance with Rule 13d-1
                     (b)(1)(ii)(J).

Item 4.     Ownership.

            (a)  Amount beneficially owned:

                 The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

            (b)  Percent of class:

                 The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

            (c)  Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:

                       The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                 (ii)  shared power to vote or to direct the vote:

                       The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                 (iii) sole power to dispose or to direct the disposition of:

                       The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                 (iv)  shared power to dispose or to direct the disposition of:

                       The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

	    Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 01/12/2012


                                        Buckhead Capital Management, LLC


                                        By: /s/ Walter E. DuPre
                                        Name: Walter E. DuPre
                                        Title: CCO